Mail Stop 4561

July 29, 2008

Edward A. Foster, CEO
Identica Holdings Corporation
3825 Henderson Blvd., Suite 605A
Tampa, FL 33629

> **Re: Identica Holdings Corporation**
> **Amendment No. 4 to Form S-1**
> **Filed July 14, 2008**
> **File No. 333-137710**

Dear Mr. Foster:

We have reviewed your revised filing and response letter, and we have the following comments.

General

1. With the next amendment to your registration statement, please file a currently dated consent of your independent auditors concerning the reference to and use of the audited financial statements included in your filing.

2. As previously requested in comment 2 from our letter of June 5, 2008, please remove or revise the following statement or similar statements wherever they appear in your registration statement, as such comments do not closely conform to the staff's prior comments:

-   "[T]he staff (the 'Staff') of the Securities and Exchange Commission (the 'SEC') has advised Identica that the Staff considers the private placement we conducted of Series 'A' preferred stock and warrants to be a public offering of said securities not eligible for an exemption from the registration requirements of the Securities Act," pages 40 and F-72.

3. We are in receipt of your amended application dated March 30, 2008, for confidential treatment for certain portions of the agreements filed as Exhibits 10.3, 10.12 and 10.13 to the registration statement, as well as your application dated May 13, 2008, for confidential treatment for portions of Exhibit 10.20. Please be advised that we expect to have comments regarding those applications, and that we will transmit our comments with respect to these applications under separate cover.

If you have questions regarding comments on the financial statements or related matters, please contact David Edgar at (202) 551-3459 or Mark Kronforst at (202) 551-3451. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (516) 887-8250
David Lubin, Esq.
David Lubin & Associates, PLLC
Telephone: (516) 887-8200